EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$9,082
Fixed charges:
Interest expense	1,949
One-third of rents, net of income from subleases (a)	133
Total fixed charges	2,082
Add: Equity in undistributed loss of affiliates	68
Income before income tax expense and fixed charges, excluding capitalized interest	$11,232
Fixed charges, as above	$2,082
Preferred stock dividends (pre-tax)	264
Fixed charges including preferred stock dividends	$2,346
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.79
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$2,346
Add: Interest on deposits	545
Total fixed charges including preferred stock dividends and interest on deposits	$2,891
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$11,232
Add: Interest on deposits	545
Total income before income tax expense, fixed charges and interest on deposits	$11,777
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.07

(a)	The proportion deemed representative of the interest factor.